Filed Pursuant to Rule 433 Registration No. 333-124041 December 15, 2005 Relating to Preliminary Prospectus dated December 1, 2005

On December 15, 2005, the issuer, Spansion Inc., filed Amendment No. 11 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated December 1, 2005. The following summarizes the disclosure in the prospectus included in Amendment No. 11 to the Registration Statement that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to “we,” “us,” “our” and “our company” are used in the manner described in the Preliminary Prospectus.

Reduction in Price Range for Offering of Class A Common Stock

The proposed price range of the shares of Class A Common Stock being offered has been reduced from $16.00 to $18.00 per share, as stated in the Preliminary Prospectus, to $13.00 to $14.00 per share. The primary effect of such change will be that the net proceeds available to us as a result of the offering will be reduced from approximately $622 million to approximately $493 million (or a reduction from approximately $716 million to approximately $568 million if the underwriters exercise in full their over-allotment option), based on an assumed initial public offering price of $13.50 per share and after deducting underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share would increase (decrease) the net proceeds to us from this offering by $37 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Upon the consummation of this offering, Fujitsu will cancel $40 million of the aggregate principal amount outstanding under the Fujitsu Cash Note issued by us to Fujitsu on June 30, 2003, in exchange for that number of shares of our Class D common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 2,962,962 shares assuming an initial public offering price per share of $13.50.

Upon the consummation of this offering, AMD will cancel $60 million of the aggregate principal amount outstanding under the AMD Cash Note issued by us to AMD on June 30, 2003, in exchange for that number of shares of our Class A common stock calculated by dividing the principal amount cancelled by the initial public offering price per share of our Class A common stock, which would be 4,444,444 shares assuming an initial public offering price per share of $13.50.

Concurrent Debt Offering

Concurrently with the consummation of this offering, Spansion LLC, our indirect wholly-owned subsidiary, intends to issue $400 million aggregate principal amount of senior unsecured notes in a private placement and apply the net proceeds from the sale of the notes to repay a portion of our outstanding borrowings, including all amounts owed under our promissory notes to AMD and Fujitsu. To the extent that Spansion LLC is unable to place the full $400 million aggregate principal amount of senior unsecured notes on acceptable terms, one or both of AMD and Fujitsu will purchase senior subordinated unsecured notes such that the total aggregate principal amount of senior unsecured notes and senior subordinated unsecured notes will total $400 million. Any notes purchased by AMD or Fujitsu will be subordinated to the senior unsecured notes and consequently may bear interest at a rate that is up to 150 basis points higher than the interest rate on the senior unsecured notes, but the terms of which will otherwise be substantially similar to the senior unsecured notes. The notes will be offered by Spansion LLC because it is the operating company. The concurrent offering and sale of the notes is not being registered under the Securities Act of 1933, and the notes offered thereby may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The completion of the sale of $400 million aggregate principal amount of notes is a condition to the completion of this offering.

Spansion Japan Financing Transactions

Spansion Japan Revolving Loan Agreement

On November 28, 2005, our subsidiary in Japan, Spansion Japan Limited, or Spansion Japan, repaid all amounts outstanding and terminated its revolving facility credit agreement with Japanese financial institutions, which was comprised of two tranches and provided for an aggregate loan amount of up to 15 billion yen (approximately $134 million as of September 25, 2005).

Spansion Japan Revolving Credit Facility

On November 28, 2005, Spansion Japan amended its uncommitted revolving credit facility agreement with a Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million as of September 20, 2005, the date on which we originally entered into the facility) to reduce the margin applicable under the facility. Pursuant to the amendment, amounts borrowed under the facility will bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. Amount under this facility previously bore interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.70 percent per annum.

On December 7, 2005, Spansion Japan borrowed 5.0 billion yen (approximately $41 million based on the exchange rate as of December 7, 2005) under this facility. This amount bears interest at a rate of 0.57 percent and must be repaid no later than January 10, 2006.

Spansion China Bank Enterprise Cooperation Agreement

On December 1, 2005, our subsidiary in the People’s Republic of China, Spansion China Limited, or Spansion China, entered into a bank enterprise cooperation agreement with a local financial institution, effective as of October 24, 2005. Under the terms of the agreement, Spansion China may draw under two credit facilities, equal to U.S. $26 million and RMB 176 million (approximately $22 million as of October 24, 2005), respectively. Borrowings must be used for working capital purposes. The two credit facilities terminate on June 22, 2008. Pursuant to the bank enterprise cooperation agreement, Spansion China must execute a separate loan agreement each time it draws under either of the two credit facilities. The bank enterprise cooperation agreement was effective as of October 24, 2005 to incorporate prior draw downs not previously included in a master agreement. The interest rate for each loan denominated in RMB is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. For loans with terms that are five years or longer, the interest rate may thereafter be adjusted every 12 months at a rate equal to the benchmark rate published by the People’s Bank of China for RMB loans of the same term less a ten percent discount. The RMB denominated loan currently bears interest at 5.18 percent. The interest rate for each loan denominated in U.S. dollars is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. The interest rate is thereafter adjusted every six months at a rate equal to the six-month LIBOR plus one percent.

As of December 7, 2005, Spansion China borrowed approximately RMB 65.8 million (approximately $8.1 million), comprised of separate series of loans of RMB 7.0 million ( approximately $867,000, due November 15, 2006), RMB 41.0 million (approximately $5.1 million, due November 15, 2006), RMB 2.6 million (approximately $322,000, due November 28, 2006), RMB 2.2 million (approximately $272,000, due December 5, 2006), RMB 2.9 million (approximately $359,000, due December 5, 2006), RMB 6.2 million (approximately $768,000, due June 15, 2008), RMB 300,000 (approximately $37,000, due December 5, 2006), RMB 2.6 million (approximately $322,000, due December 5, 2006) and RMB 1.0 million (approximately $124,000, due August 15, 2007). The series of loans denominated in RMB bear interest at 5.18 percent. The dollar amounts for these RMB loans are calculated using an exchange rate as of December 7, 2005.

As of December 7, 2005, approximately $6.1 million was outstanding under the U.S. dollars credit facility. The outstanding loans denominated in U.S. dollars comprised of a series of loans of approximately $1.7 million, $430,000, approximately $2.8 million, $80,000 and $1.1 million, which are due August 15, 2007, August 15, 2007, November 15, 2006, December 5, 2006 and June 15, 2008, respectively. The series of the U.S. dollar denominated loans bear interest at 5.39 percent, 5.53 percent, 5.53 percent, 5.56 percent and 5.57 percent, respectively. These revolving loan agreements are unsecured. Under the terms of the agreements, Spansion China is, without the consent of the lender, prohibited from encumbering any of its major assets.

Spansion Japan Uncommitted Revolving Credit Facility

On November 28, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (approximately $25 million as of November 28, 2005). On December 9, 2005, Spansion Japan borrowed 3.0 billion yen (approximately $25 million as of December 9, 2005) under this facility. Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid at the end of the base loan term, which may be a period of one, two or three months. The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the facility automatically become due and payable upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables. In addition, amounts under the facility may become due and payable upon demand upon the occurrence of specified events with respect to Spansion Japan, including: failure to pay any obligation under the facility; any breach of Spansion Japan’s representations and warranties made in connection with the facility; failure to cure within 14 days any breach of Spansion Japan’s obligations under the facility; any order or notice of attachment or the commencement of any auction procedure with respect to properties that are the subject of security offered by Spansion Japan; the inability to satisfy payment obligations of any of Spansion Japan’s debt or guaranty obligations for the benefit of a third party in excess of 10 million yen becomes due and payable; the suspension of business by Spansion Japan or under the order of government authority; and the occurrence of a reasonable and probable cause that necessitates the preservation of the lender’s rights under the facility.

Senior Secured Revolving Credit Facility

We borrowed $30 million on September 30, 2005, $20 million on December 8, 2005, $10 million on December 13, 2005 and $45 million on December 14, 2005 under our senior secured revolving credit facility. Since September 30, 2005 and through December 12, 2005, we have repaid $105 million of the principal balance and interest outstanding under this facility. As of December 14, 2005, $60 million was outstanding under this facility and bears interest at the rate of 7.25 percent.

Pending Purchase of Cerium Laboratories LLC

As we continue our transition to becoming a standalone entity, we plan to purchase all of the membership units of Cerium Laboratories LLC, a Delaware limited liability company and a wholly-owned subsidiary of AMD that offers material analysis services, including electron imaging, surface science, mass spectroscopy and chemical analysis. In consideration for the purchase of the Cerium membership units, we will issue to AMD a promissory note with a principal outstanding amount equal to the aggregate purchase price of $335,453. The purchase price represents the net book value of the Cerium membership units as of October 24, 2005, the first day of fiscal November 2005, which representatives of AMD and our company agreed would be the appropriate method for determining the purchase price when they negotiated this transaction. We will pay interest on the promissory note at a rate equal to seven percent per annum. We will repay 75 percent of the principal amount of the promissory note on March 31, 2006 and will repay the remaining principal amount of the promissory note on June 30, 2006, provided, however, that if we successfully consummate the offering to which this communication relates prior to March 31, 2006, then we will repay the full principal amount of the promissory note and all accrued and unpaid interest immediately upon the consummation of the offering.

Acceleration of AMD Stock Options Held by Spansion Employees and Executive Officers

On December 1, 2005, AMD approved the acceleration of vesting of all AMD stock options and restricted stock units held by our employees that would otherwise have vested during 2006. The number of shares of AMD common stock underlying AMD stock options and restricted stock units subject to acceleration total approximately 867,000, of which approximately 150,000 are held by our executive officers. Acceleration will occur on the day of this offering and subsequent to this offering AMD will no longer consolidate Spansion in its financial statements. Accordingly, we will account for those AMD stock options and restricted stock units held by our employees and subject to future vesting at their fair value following the guidance in EITF Issue Nos. 96-18 and 00-12, which will require remeasurement of their fair value until these awards are fully vested. The estimated AMD current date fair value (as of December 12, 2005) of the awards for which vesting will be accelerated at the time of this offering and, therefore, will not be subject to future accounting on our financial statements, is approximately $18.6 million.

The following table sets forth information concerning the shares of AMD common stock subject to AMD stock options and restricted stock units held by each of our executive officers (except for Richard Previte who holds no AMD equity awards) the vesting of which will be accelerated, as well as the potential value associated with the shares of AMD common stock issuable upon the exercise of these AMD stock options and restricted stock units. The potential value of the shares of AMD common stock issuable upon the exercise of these accelerated AMD stock options and restricted stock units, assuming each holder exercised his or her AMD stock options and restricted stock units on December 12, 2005, is the product of (1) the number of shares of AMD common stock issuable upon the exercise of the accelerated AMD stock options and restricted stock units and (2) the difference between the exercise price of the shares issuable upon such exercise and the closing price of AMD’s common stock of $26.99 per share, as reported on the New York Stock Exchange on December 12, 2005. All of the shares of AMD common stock issuable upon the exercise of the accelerated AMD stock options and restricted stock units are issuable upon the exercise of AMD stock options except for 2,084 shares issuable upon the exercise of a restricted stock unit held by Mr. Suzuki. For purposes of calculating the potential value of the shares issuable upon the exercise of the restricted stock unit, an exercise price of $0.00 per share was used.

Name	AMD Shares Underlying Accelerated AMD Stock Options and Restricted Stock Units	Potential Value of AMD Shares Underlying Accelerated Stock Options and Restricted Stock Units
Bertrand F. Cambou	37,497	$590,470
James E. Doran	12,294	194,672
Thomas T. Eby	10,940	175,425
Steven J. Geiser	11,452	205,531
Amir Mashkoori	25,524	505,746
Robert C. Melendres	10,510	183,889
Richard Previte	—	—
Sylvia D. Summers	19,416	379,668
Shinji Suzuki	19,690	360,416

Total for all Executive Officers	147,323	$2,595,817

Intel-STMicroelectronics Announcement

On December 5, 2005, Intel Corporation and STMicroelectronics announced a joint development program. We have included the new joint venture in our list of primary competitors.

Summary Historical and Unaudited Pro Forma Financial Data

Following are our unaudited pro forma financial data that have been revised to reflect a change in the assumed interest rate payable on the notes being offered concurrently with the initial public offering of Class A common stock from 9 percent to 11 percent and the reduction in anticipated offering proceeds from the common stock offering based on an assumed initial public offering price of $13.50 per share.

The following table sets forth summary historical consolidated financial data and unaudited pro forma consolidated financial data. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday in December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began December 29, 2003 and ended December 26, 2004, which consisted of 52 weeks. The summary consolidated statement of operations data for the fiscal years ended March 31, 2003, December 28, 2003 and December 26, 2004 and the summary consolidated balance sheet data as of December 26, 2004 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes. The summary unaudited consolidated statement of operations data for the nine months ended September 26, 2004 and September 25, 2005 and the summary unaudited consolidated balance sheet data as of September 25, 2005 have been derived from, and should be read together with, our unaudited consolidated financial statements. Other unaudited quarterly financial data are derived from our unaudited interim condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the nine months ended September 25, 2005 should not be considered indicative of results to be expected for the full fiscal year.

We prepared the unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004, set forth in the table below, from our audited consolidated financial statements for the fiscal year ended December 26, 2004, and we prepared the unaudited pro forma consolidated statement of operations data for the nine months ended September 25, 2005, set forth in the table below, from our unaudited consolidated financial statements for the nine months ended September 25, 2005 to reflect our results of operations as if the events described below had occurred as of December 29, 2003.

As we continue our transition towards operating as a standalone entity, we intend over time to reduce our reliance on AMD and Fujitsu for administrative and other services and functions. For example, AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005 and AMD ceased to earn any distribution margin on the sale of our products. Although the transition of some related support functions, including booking and billing, is still underway, we expect to sell directly to customers formerly served by AMD, as well as potential customers not solely served by Fujitsu. We also reached an agreement with Fujitsu to reduce the distribution margin earned by Fujitsu on the sale of our products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. As set forth below, we have included adjustments in our unaudited pro forma consolidated statement of operations data for our assumption of freight, duty and logistics and related costs, our assumption of warehousing and related costs, and our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products. Each of these adjustments represents the costs that AMD incurred in connection with selling our products in fiscal 2004 and in the first nine months of fiscal 2005, all of which were incurred by AMD prior to the transfer of AMD’s sales force as of April 1, 2005. We believe that the costs that were actually incurred by AMD in connection with selling our products are representative of the costs that we would have incurred if the transfer of AMD’s sales force had occurred as of December 29, 2003. Moreover, as of April 1, 2005, we and AMD entered into an Agency Agreement whereby we agreed to pay AMD for the provision of transitional support services for shipping, invoicing and billing, purchase order processing and other related functions, including worldwide sales and marketing support services such as credit and collections. We believe that the negotiated fees for these marketing, general and administrative transitional services substantially approximate the expenses that we would incur if we were to perform these services internally. In the aggregate, these pro forma adjustments, as well as the elimination of the AMD distribution margin and the reduction of the Fujitsu distribution margin, increased both operating and net income, which subsequently resulted in an incremental expense in connection with our profit sharing program.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and for the nine months ended September 25, 2005 set forth below gives effect to:

•	the contemplated termination of the AMD Distribution Agreement, which would have resulted in an elimination of the seven percent distribution margin thereunder for fiscal 2004, which would have added approximately $80.3 million to net sales for fiscal 2004, and resulting in an elimination of the 6.5 percent distribution margin thereunder for the first nine months of fiscal 2005, which would have added approximately $14.1 million to net sales for the first nine months of fiscal 2005;

•	a reduction from seven percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for fiscal 2004, which would have added approximately $26.2 million to net sales for fiscal 2004 and a reduction from 6.5 percent to 4.3 percent in the distribution margin under the Fujitsu Distribution Agreement for the first nine months of fiscal 2005, which would have added approximately $4.4 million to net sales for the first nine months of fiscal 2005;

•	our assumption of freight, duty and logistics related costs for our products currently incurred by AMD which we believe would have increased cost of sales for fiscal 2004 by approximately $4.4 million and by approximately $1.4 million for the first nine months of fiscal 2005;

•	our assumption of warehousing and related costs for our products currently incurred by Fujitsu, which we believe would have increased cost of sales for fiscal 2004 by approximately $4.0 million and by approximately $1.0 million for the first nine months of fiscal 2005;

•	our assumption of direct and indirect marketing, general and administrative expenses in connection with employing AMD’s sales force responsible for selling our products, which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $47.4 million and by approximately $10.4 million for the first nine months of fiscal 2005;

•	the inclusion of an incremental expense in connection with our profit sharing program for the increase in net income resulting from the foregoing adjustments, which we calculated as ten percent of incremental operating income before profit sharing expense, and which we believe would have increased marketing, general and administrative expenses for fiscal 2004 by approximately $5.1 million, but with no corresponding increase in the expense for the first nine months of fiscal 2005 since there was no profit on a pro forma basis in that period;

•

the inclusion of incremental interest expense and amortization of capitalized debt issuance costs in connection with our concurrent private placement of notes, assuming the notes had been issued on December 29, 2003, net of a reduction of interest expense actually recorded on those outstanding debt obligations which will be repaid from the proceeds of the notes, assuming they had been repaid on December 29, 2003, and net of a reduction of interest expense related to the $100 million of debt to AMD and Fujitsu that will be cancelled in exchange for shares of our common stock, which we believe would have increased interest expense for fiscal 2004 by approximately $20.2 million and by approximately $13.4 million for the first nine months of fiscal 2005. We have assumed an interest rate of 11 percent payable on the notes based upon our financial condition and expected credit ratings and the current interest rate environment and market conditions, although the actual interest rate on our notes may differ from this assumed rate as a result of the interest rate environment and market conditions in effect at the time of pricing of the notes offering. A 100 basis point (one percent) increase in the interest rate on the notes would result in incremental annual increased interest expense of $4 million per year. A 100 basis point (one percent) decrease in the interest rate on the notes would result in incremental decreased interest expense of $4 million per year;

•	the inclusion of a tax provision for the incremental taxes owed on incremental net income before tax which would have been earned by our foreign subsidiaries and taxed at local statutory rates resulting from the foregoing adjustments, which we believe would have decreased the income tax benefit for fiscal 2004 by approximately $7.7 million and by approximately $1.3 million for the first nine months of fiscal 2005; and

•	the inclusion of a $3.1 million reduction of tax benefit that reflects the additional U.S. tax which we would have incurred if we were taxed as a corporation rather than a limited liability company for fiscal 2004 and no reduction of tax benefit for the first nine months of fiscal 2005.

The agreements that we have reached which resulted in the foregoing adjustments to our unaudited pro forma consolidated statement of operations data have not resulted in material assets being contributed to us or liabilities assumed by us.

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 26, 2004 and the nine months ended September 25, 2005 does not include all expected or potential changes to our cost structure. For example, the unaudited pro forma consolidated statement of operations data does not give effect to other costs or benefits that have been or will be incurred or realized as we transition to a standalone company, including costs or benefits related to:

•	designing and implementing new enterprise-wide information systems;

•	obtaining licenses from third parties for technology incorporated in our products or software used to operate our business, including any licenses required to replace the intellectual property rights we will lose once we are no longer a beneficiary under AMD’s existing cross-license agreements. These costs will be offset to some extent by the reduction in royalty rates we pay under our patent cross-license agreements with AMD and Fujitsu.

•	being a public company, including significant legal, accounting and other expenses we did not incur as a private company;

•	implementing our planned cost reduction efforts; and

•	a possible increase in the cost of procuring goods and services from third parties as a result of changes in our purchasing power.

The unaudited pro forma earnings per share information assumes our reorganization into a corporate structure occurred on December 29, 2003 and is based on the number of shares owned by AMD and Fujitsu immediately prior to the consummation of this offering.

Also set forth below is unaudited consolidated as adjusted balance sheet data as of September 25, 2005, which has been prepared from our unaudited consolidated balance sheet as of September 25, 2005. The unaudited consolidated as adjusted balance sheet data adjusts the actual data to reflect the receipt and application of the net proceeds from this offering and the receipt and application of the net proceeds from the concurrent private placement of notes by Spansion

LLC, our indirect wholly-owned subsidiary, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The other pro forma adjustments discussed above do not impact the unaudited consolidated as adjusted balance sheet data.

Our unaudited pro forma consolidated financial data is not intended to represent what our financial condition and results of operations actually would have been had the transactions described above occurred or to be indicative of our future financial performance.

Summary Historical and Unaudited Pro Forma Financial Data

	Year Ended Mar. 31, 2003		Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Pro Forma for the Year Ended Dec. 26, 2004(2)	Nine Months Ended Sept. 26, 2004		Nine Months Ended Sept. 25, 2005	Pro Forma for the Nine Months Ended Sept. 25, 2005(2)
	(in thousands, except per share amounts)
Statement of Operations Data(1):
Net sales	$961,950		$1,193,212	$2,262,227	$2,368,766	$1,775,251		$1,411,209	$1,429,749
Cost of sales	921,924		1,086,030	1,840,862	1,849,290	1,425,905		1,312,470	1,314,822

Gross profit	40,026		107,182	421,365	519,476	349,346		98,739	114,927
Other expenses:
Research and development	—		146,947	280,954	280,954	209,199		220,100	220,100
Marketing, general and administrative	4,811		74,200	137,159	189,641	100,616		126,784	137,177

Operating income (loss)	35,215		(113,965)	3,252	48,881	39,531		(248,145)	(242,350)
Interest and other income (expense), net	(202)		1,335	3,198	3,198	2,223		2,496	2,496
Interest expense	(1,867)		(20,733)	(40,165)	(60,376)	(29,972)		(33,574)	(47,015)

Income (loss) before income taxes	33,146		(133,363)	(33,715)	(8,297)	11,782		(279,223)	(286,869)
Provision (benefit) for income taxes	12,169		(4,420)	(14,013)	(6,266)	4,897		(22,634)	(21,320)

Net income (loss)	$20,977		$(128,943)	$(19,702)	$(2,031)	$6,885		$(256,589)	$(265,549)

Net income (loss) per share:
Basic and diluted	$21.50		n/a (4)	n/a (4)	n/a (4)	n/a	(4)	n/a (4)	n/a (4)
Shares used in per share calculation:
Basic and diluted	975,753		n/a (4)	n/a (4)	n/a (4)	n/a	(4)	n/a (4)	n/a (4)

Unaudited Pro Forma Effects of Assumed Reorganization into Corporate Structure(3):
Actual income (loss) before income taxes	n/a	(4)	$(133,363)	$(33,715)	$(8,297)	$11,782		$(279,223)	$(286,869)
Pro forma provision (benefit) for income taxes	n/a	(4)	(43,369)	(11,566)	(3,151)	7,344		(22,634)	(21,320)

Pro forma net income (loss)	n/a	(4)	$(89,994)	$(22,149)	$(5,146)	$4,438		$(256,589)	$(265,549)

Pro forma income (loss) per share:
Basic and diluted	n/a	(4)	$(1.24)	$(0.31)	$(0.06)	$0.06		$(3.54)	$(3.32)
Pro forma shares used in per share calculation:
Basic and diluted	n/a	(4)	72,549	72,549	79,956 (5)	72,549		72,549	79,956 (5)

	As of Sept. 25, 2005
	Actual	Pro Forma(6)	Pro Forma as Adjusted(6)(7)
Balance Sheet Data:
Cash and cash equivalents	$119,024	$161,450	$634,497
Other assets	25,760	36,060	36,060
Working capital (deficit)	(116,091)	309,895	802,942
Total assets	2,759,948	2,812,674	3,305,721
Accrued liabilities to members	20,472	14,183	14,183
Other accrued liabilities	61,049	60,965	60,965
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	780,500	739,599	739,599
Members’ capital/stockholders’ equity	1,348,125	1,448,125	1,941,172

(1)	We began producing and selling finished Flash memory devices effective June 30, 2003 which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(2)	Reflects adjustments in connection with our transition towards operating as a standalone entity by giving effect to the assumptions set forth in “Unaudited Pro Forma Consolidated Financial Data” found elsewhere in the preliminary prospectus.
(3)	Reflects the impact of the planned reorganization of Spansion LLC into Spansion Inc. and the pro forma effects as if we had been subject to U.S. taxes and had outstanding shares equivalent to those held by AMD and Fujitsu at the time of our reorganization into Spansion Inc.
(4)	Effective June 30, 2003, we were reorganized as a Delaware limited liability company with ownership in the form of limited liability company units held by AMD and Fujitsu. Therefore, net income (loss) per share data is not applicable for periods subsequent to June 30, 2003, and pro forma net income (loss) per share data is not applicable for periods prior to June 30, 2003 for which net income (loss) per share data is already presented.
(5)	The increase in shares used in the basic and diluted net income (loss) per share calculation for the pro forma results for the year ended December 26, 2004 and for the nine months ended September 25, 2005 is directly related to the 4,444,444 shares of Class A common stock that we will issue to AMD in exchange for its cancellation of $60 million principal amount outstanding under the AMD Cash Note and 2,962,962 shares of Class D common stock that we will issue to Fujitsu in exchange for its cancellation of $40 million principal amount outstanding under the Fujitsu Cash Note, in each case calculated by dividing the principal amount cancelled by the assumed Class A common stock initial public offering price per share of $13.50. A $1.00 increase in the assumed initial public offering price of $13.50 per share would decrease the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 306,513 and 204,342 shares. A $1.00 decrease in the assumed initial public offering price of $13.50 per share would increase the number of shares of our common stock issued to AMD and Fujitsu in exchange for their cancellation of indebtedness by 355,556 and 237,038 shares.
(6)	The unaudited consolidated pro forma balance sheet data as of September 25, 2005 adjusts the actual data to reflect the receipt and application of the net proceeds from the concurrent private placement of notes by Spansion LLC, our indirect wholly-owned subsidiary, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. These adjustments consist of:

•	The adjustment to cash and cash equivalents is related to total net proceeds from Spansion LLC’s issuance of notes of $400 million, net of issuance costs of $10.3 million, reduced by long-term debt (and accrued and unpaid interest) that will be repaid of $347.3 million.

•	The adjustment to other assets is related to the $10.3 million of capitalized financing costs as a result of Spansion LLC’s issuance of the notes.

•	The adjustments to accrued liabilities to members and other accrued liabilities are comprised of (i) $6.3 million that would have been deducted from our accrued liabilities to members as a result of our repayment of interest on indebtedness to members, and (ii) $84,000 that would have been deducted from our other accrued liabilities as a result of our repayment of interest on indebtedness to third parties.

•

The adjustments to long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans are comprised of (i) $400 million, which represents the amounts that would have been added to our long-term debt as a result of Spansion LLC’s issuance of its notes, (ii) $120 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the remaining $60 million of the AMD Cash Note after AMD’s cancellation of $60 million of the principal amount outstanding under the AMD Cash Note in exchange for shares of Class A common stock as described in (5) above, (iii) $161.9 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the AMD Asset Note, (iv) $38.5 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the Spansion Penang Asset Note, (v) $15 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of our repayment of the Spansion China Line of Credit, (vi) $5.6 million, which represents the amounts that would have been deducted from our long-term obligations to members as a result of our repayment of the Spansion Penang Loan, (vii) $40 million, which represents the amounts that would have been deducted from our current portion of long-term obligations to members as a result of the cancellation of $40 million of the principal amount outstanding under the Fujitsu Cash Note in exchange for shares of Class D common stock as described in (5) above and (viii) $60 million, which represents the amounts that would have been deducted from our long-term debt as a result of our repayment of the Senior Secured Credit Facility.

•	The adjustments to stockholders’ equity are related to the $100 million that would have been added to our additional paid-in capital as a result of the cancellation of the AMD Cash Note and the Fujitsu Cash Note in exchange for shares of our common stock as described in (5) above.

(7)	The adjustments are related to the $493.0 million that represents the net proceeds that would have been added to our additional paid-in capital as a result of our issuance of approximately 39.2 million shares of Class A common stock, par value $0.001 per share. A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share would increase (decrease) the net proceeds to us from this offering by $37 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The other pro forma adjustments discussed in (1) through (4) above do not impact the unaudited consolidated as adjusted balance sheet data.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (800) 248-3580 or (800) 221-1037.